MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

for the Three and Nine Months Ended September 30, 2007

The following table sets out our financial results for the three- and nine-month periods ending September 30, 2007, along with comparable periods. Although net earnings this quarter were higher than in the same period last year, the nine-month period continues to lag behind the performance of the same three quarters in 2006. The continued appreciation of the Canadian dollar has further eroded the financial performance of the business segments, undermining improved shipments and lower production costs for the lumber segment, and price improvements for the pulp segment. The quarter also saw completion of the acquisition of the Fox Creek facility and related trucking operations, with associated working capital, as anticipated.

	Three Months Ended			Nine Months Ended
	Sept 30 2006	June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007
	(in millions of Canadian dollars)
Statements of earnings data:
Revenue	$76.5	$88.9	$79.8	$240.5	$244.4
Cost of products sold	46.1	60.6	55.7	155.7	167.5
Freight and other distribution costs	12.2	16.8	13.4	41.0	45.6
Lumber export taxes	-	1.4	1.4	-	4.2
Countervailing and anti-dumping duties	1.3	-	-	4.2	-
Depreciation and amortization	4.9	5.0	5.1	13.8	15.4
General and administration	3.3	3.5	3.1	10.0	9.8
Employees’ profit sharing	-	-	-	-	-
Operating earnings	$8.7	$1.5	$1.1	$15.9	$1.7
Financing expenses - net	(4.5)	(4.3)	(4.0)	(13.2)	(12.6)
Unrealized exchange gain on long term debt	0.1	16.9	13.4	10.3	32.4
Other income (expense)	1.3	(3.3)	(2.7)	30.9	(3.0)
Earnings before income taxes	$5.6	$10.9	$7.7	$43.8	$18.5
Income taxes (recovery)	1.7	(0.1)	(0.1)	7.4	(0.7)
Net earnings	$3.9	$11.0	$7.8	$36.5	$19.2

Other data:
Average Period End Exchange Rate(1) (US$/C$1.00)	0.892	0.910	0.960	0.881	0.905

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(1)       The average of the exchange rates on the last day of each month during the period indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

Meadow Lake Pulp Limited Partnership

The last of the pulp owned by the Meadow Lake Pulp Limited Partnership (MLPLP) was sold during the period. The sale of this pulp, together with the termination of the administrative contract late in the previous quarter, should represent the end of revenues from the service agreements with MLPLP.

Sawmill Acquisition

On July 31, 2007, Millar Western Forest Products Ltd. acquired the operating and forestry assets of Mostowich Lumber Ltd. in Fox Creek, Alberta. The 50 million board foot (mmfbm) sawmill, located 45 minutes northwest of Whitecourt, is supplied from timber quotas in close proximity to the mill. Though small, this facility is expected to be cost competitive with our existing assets. The company paid cash of $21.8 million for the Fox Creek operation, for which it received a sawmill complex, timber quotas, log and chip hauling fleet, and a $2.8 million log inventory. Millar Western also assumed $783 thousand in reforestation liabilities. The transition of ownership was without incident, and the mill is operating as expected.

Overview of Operations

The following table sets out our segmented operating and financial results for the periods indicated:

	Three Months Ended			Nine Months Ended
	Sept 30 2006	June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007
	(in millions of Canadian dollars)
Revenue
Lumber	$28.3	$29.8	$34.1	$96.5	$91.1
Pulp	46.6	58.5	45.6	139.1	151.2
Corporate and other	1.6	0.6	0.1	4.9	2.0
Total	$76.5	$88.9	$79.8	$240.5	$244.4

Operating earnings (loss)
Lumber	$(0.1)	$(2.3)	$(3.7)	$1.9	(11.2)
Pulp	11.0	7.3	8.3	20.5	22.3
Corporate and other	(2.2)	(3.4)	(3.6)	(6.5)	(9.3)
Total	$8.7	$1.5	$1.1	$15.9	$1.7

Revenue for the quarter ended September 30, 2007 was $79.8 million, down from the $88.9 million recorded in the second quarter of 2007 and up slightly from the $76.5 million reported for the same period last year. Operating earnings of $1.1 million were weaker than the $8.7 million realized in the third quarter of 2006, based on the generally poor performance of the lumber segment, higher production costs of the pulp segment and reduced revenue from the MLPLP service contracts. Revenue for both segments continued to be negatively affected by a strengthening Canadian dollar, which rose 5.5% from the previous quarter and was 7.6% stronger than in the same period last year.

Financing expenses of $4.0 million for the quarter and $12.6 million for the first nine months are lower than the comparable periods, reflecting the positive impact of the stronger Canadian currency. Similarly, the higher exchange rate resulted in an unrealized exchange gain on long-term debt of $13.4 million for the quarter and $32.4 million for the first nine months of the year.

Other expenses were $2.7 million for the quarter, representing realized and unrealized losses on foreign exchange related to working capital denominated in US dollars. The unrealized losses related to pulp forward contracts were offset by the unrealized gain on foreign currency contracts. The significantly higher income recorded in 2006 was the result of a gain realized on the sale of the company’s Battle River power purchase rights.

After a $0.1 million provision for income tax recovery, the quarter’s net earnings were $7.8 million.

Lumber

Three Months Ended				Nine Months Ended
Sept 30 2006		June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007

Production-SPF-mmfbm	76.3	95.6	99.9	243.0	282.1
Shipments -SPF-mmfbm	79.0	99.6	107.2	257.4	295.3
Benchmark price –SPF #2 & Better - US$/mfbm	$284	$248	$266	$312	$257

Sales – C$ millions	$28.3	$29.8	$34.1	$96.5	$91.1
EBITDA(2) – C$ millions	$1.8	$(0.4)	$(1.5)	$7.8	$(4.8)
EBITDA margin - %	6%	-1%	-4%	8%	-5%

Operating earnings (loss) - C$ millions	$(0.1)	$(2.3)	$(3.7)	$1.9	$(11.2)
Capital expenditures – C$ millions	$2.4	$1.6	$21.7	$9.1	$24.8

Weakness in the U.S. housing market continued to have a negative effect on demand and pricing for softwood lumber. Despite weaker pricing, revenue from the lumber segment increased by $5.8 million from the same period one year ago, to $34.1 million, due to larger sales volumes. The average benchmark price of lumber (Random Lengths SPF #2 & Better) decreased 6.3% from the same period last year; however, an early summer improvement resulted in improved mill nets compared to the previous quarter. Lumber shipments were 107 million board feet for the quarter, up from 100 million shipped in the second quarter of 2007 and 79 million board feet shipped during the same quarter last year. Shipments exceeded production both for the quarter and year to date, resulting in lower inventories.

Cost of products sold on a per unit basis was consistent with the same period last year and higher than the previous quarter, as a result of a $2.5 million adjustment to the net realizable value of the inventory. Without this adjustment, unit costs in the third quarter would have been consistent with the second quarter this year. The cost of products sold has been reduced by nearly 6% in 2007 as compared to 2006, due to the efforts of management and mill personnel to ensure the competitive position of the facilities.

For the quarter ended September 30, the lumber segment reported an operating loss of $3.7 million, compared to a loss of $0.1 million for the same period in 2006.

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(2)	Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

Capital expenditures, net of the Fox Creek acquisition, were $2.1 million for the quarter and were spent on completion of the new dry kiln at Whitecourt, improvements on the log entry system at the Boyle sawmill and investments in health and safety projects at Fox Creek.

Pulp

Three Months Ended	Nine Months Ended

	Sept 30 2006	June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007

Production-thousands of tonnes	73.0	77.6	74.3	225.4	226.5
Shipments -thousands of tonnes	75.2	92.3	72.6	238.5	237.0
Benchmark price -NBSK, US$ per tonne	$710	$783	$810	$664	$780
Benchmark price -BEK, US$ per tonne	$658	$683	$713	$633	$684

Sales – C$ millions	$46.6	$58.5	$45.6	$139.1	$151.2
EBITDA(2) – C$ millions	$13.6	$9.9	$10.8	$27.1	$29.9
EBITDA margin - %	29%	17%	24%	19%	20%

Operating earnings – C$ millions	$11.0	$7.3	$8.3	$20.5	$22.3
Capital expenditures – C$ millions	$0.1	$0.2	$0.4	$0.9	$0.7

At $45.6 million, revenue from the pulp segment was consistent with that from the same period in 2006, but lower than the $58.5 million realized in the previous quarter. Although US$ denominated pricing improved year over year and quarter over quarter, the negative impact of the Canadian dollar appreciation resulted in a mill net that was consistent with the same period last year but lower than that achieved in the previous quarter. Shipments were also consistent year over year, but down from the strong levels in the second quarter, when inventories were brought in line after the logistics challenges from earlier in the year were resolved.

Pulp cost of products sold was down from the previous quarter on savings related to our power costs but still higher than the same period last year. The increase year over year was the result of a regularly scheduled maintenance shutdown in the period and the change in product mix explained last quarter.

The overall strength of the pulp market in 2007 has resulted in $22.3 million in operating income in the first nine months, compared to $20.5 million for the same period in 2006. In the third quarter, however, improvements in market pricing could not overcome the negative impact of the appreciating dollar, resulting in $8.3 million in operating earnings for the quarter, compared to $11.0 million for the same period last year.

Capital expenditures remained modest for the period and year to date.

Corporate and Other

	Three Months Ended			Nine Months Ended
	Sept 30 2006	June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007
(in millions of Canadian dollars)
Revenue	$ 1.6	$ 0.6	$ 0.1	$ 4.9	$ 2.0
EBITDA(2)	$ (1.7)	$ (3.0)	$ (3.1)	$ (5.1)	$ (7.9)
Operating Loss	$ (2.2)	$ (3.4)	$ (3.6)	$ (6.5)	$ (9.3)
Capital Expenditures	$ -	$ 0.2	$ -	$ -	$ 0.9

Revenue from corporate and other activities was primarily the result of fees earned under the marketing agreement with the Meadow Lake Pulp Limited Partnership. With the last of the pulp sold on behalf of the partnership, the company expects no further revenue from these agreements.

Losses for the quarter were $3.6 million compared to a $2.2 million loss for the same period last year. The $1.4 million difference in the quarterly comparison was primarily due to the conclusion of service agreements with the Meadow Lake Pulp Limited Partnership and loss of related revenues.

Income Taxes

Operating results for the three and nine months ended September 30, 2007, were subject to income tax at a statutory rate of 32.12%. The effective tax rate for the periods varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt, and rate differences on tax losses in the current period carried back and applied to investment income in prior tax years.

Liquidity and Capital Resources

Three Months Ended				Nine Months Ended
Sept 30 2006		June 30 2007	Sept 30 2007	Sept 30 2006	Sept 30 2007
(in millions of Canadian dollars)
Selected Cash Flow Items
Operating Activities:
Cash provided before change in working capital	$9.0	$$1.3	$(0.4)	$14.6	$4.6
Change in non-cash working capital	11.2	1.7	23.2	(14.2)	(10.7)

Investing Activities:
Business Acquisition	$-	$-	$(21.8)	$-	$(21.8)
Additions to property plant and equipment	(2.5)	(2.0)	(2.3)	(10.1)	(6.5)
Other	0.2	0.0	(0.3)	0.2	(0.2)

Financing Activities:
Increase in other obligations	$0.4	$-	$-	$0.4	$5.1
Repayment of long-term debt	(0.1)	(0.1)	(0.1)	(0.2)	(0.4)

Increase (decrease) in cash	$18.2	$0.9	$(1.8)	$(9.2)	$(30.0)

For the quarter, operations used cash of $400 thousand, a significant decline from the $9.0 million generated in the same period in 2006. Year to date, operations have generated $4.6 million in cash. The negative impact of the stronger Canadian dollar more than offsets any gains in shipments or cost improvements on the lumber segment, and offsets pricing improvements for the pulp segment.

Cash generated from working capital was $23.2 million for the quarter. Accounts payable significantly increased, due in part to improved payment terms with some of our suppliers and the quarterly bond interest accrual. Inventories were reduced both for logs, as the annual harvest had not yet started, and for lumber, due to increased shipments. Accounts receivable decreased on improved sales terms.

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd. for cash consideration of $21.8 million. Other capital expenditures of $2.3 million for the quarter and $6.5 million year to date relate to maintenance of business projects with the exception of the dry kiln project and log entry projects in the lumber segment.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loan.

At September 30, 2007, there was a cash balance of $34.9 million and $30.0 million available under our revolving credit facility, of which $2.1 million was committed for standby letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.